Issuer Free Writing Prospectus

Dated July 31, 2014

Filed Pursuant to Rule 433

Registration No. 333-183054

Pricing Term Sheet

Dated July 31, 2014

$70,000,000

5.75% Subordinated Notes due September 1, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	Eagle Bancorp, Inc., a Maryland corporation

Security Type:	5.75% Subordinated Notes due September 1, 2024

Aggregate Principal Amount:	$70,000,000

Rating:

The Company anticipates that the Subordinated Notes will be rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Subordinated Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Coupon:	5.75%

Interest Payment Dates:	Each March 1 and September 1, commencing March 1, 2015

Maturity:	September 1, 2024

Yield-to-Maturity:	5.75%

Call Provision:	Non-Call Life

Special Event Redemption:

The Subordinated Notes may not be redeemed prior to maturity, except that we may redeem the Subordinated Notes, at our option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the prospectus supplement.

Issue Price to Investors:	100%

Underwriters’ Discount:	1.125%

Net Proceeds to Issuer (after underwriting discounts, but before expenses):	$69,212,500

Day Count Convention:	30 / 360

Denominations:	$1,000 denominations and integral multiples of $1,000

Subordination:	The Subordinated Notes will be subordinate in right of payment to all senior indebtedness of the Company as described in detail in the prospectus supplement.

CUSIP / ISIN:	268948 AA4 / US268948AA48

Underwriter:	Sandler O’Neill + Partners, L.P.

Announce Date:	July 29, 2014

Trade Date:	July 31, 2014

Settlement Date (T+3):	August 5, 2014

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-183054) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC (including a prospectus supplement relating to the offering) for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128.